Exhibit 15.1

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

To the shareholders and Board of Directors and Shareholders of Basel Medical Group Ltd.

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial information of Basel Medical Group Ltd for the periods ended December 31, 2025 and 2024, as indicated in our report dated June 26, 2026; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

NLA DFK Assurance PAC

Singapore, September 17, 2026
PCAOB ID 6889